Exhibit 99.1

Ballard Announces Close of Protonex Acquisition

VANCOUVER, BC and SOUTHBOROUGH, MA, Oct. 1, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the Company's acquisition of Protonex Technology Corporation ("Protonex"; www.protonex.com) has closed. As consideration for the transaction, Ballard is assuming and paying certain of Protonex's debt obligations and transaction costs of approximately $4.0 million and is paying the remaining consideration through the issuance of approximately 11.4 million Ballard shares.

Randy MacEwen, Ballard President and CEO said, "We are excited to add Protonex to our team. With its focus on delivering reliable, cost effective and clean portable power solutions to customers, Protonex represents a compelling fit from a market, product portfolio and capabilities perspective and is strongly aligned from a cultural perspective."

Mr. MacEwen continued, "Our offering is considerably strengthened with Protonex's leading power management products, along with specialized knowledge of the U.S. military market. The acquisition complements our Power Products growth platform and accelerates our transformation process by delivering strategic benefits in four key areas – diversification, growth, scale and profitability."

Through the integration of Protonex with Ballard, the employee base and leadership team have remained intact, including Dr. Paul Osenar, who will continue in his current leadership role as President of Protonex.

Dr. Osenar, co-founder and President of Protonex, added, "The integration process over the past several months has gone very smoothly and we are now ready to leverage Ballard's strong brand, talented team and international sales capability to accelerate the already healthy growth of our business on Ballard's global platform."

Further discussion of the Protonex acquisition and growth prospects will take place during Ballard's Investor and Analyst Day on October 1, 2015 in New York City. Institutional investors wishing to attend are asked to register as soon as possible, as space is limited, by emailing Ballard at analystday@ballard.com. Ballard's Investor and Analyst Day will also be webcast, with the live audio stream and presentation materials accessible through a link on Ballard's homepage at www.ballard.com. Following the event, the webcast and presentation materials will be archived in the Investors section of Ballard's website at www.ballard.com/investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including statements regarding the completion of the transaction, the expected benefits arising from completion of the transaction, the future growth of Protonex after completion of the transaction, the continued availability of Protonex personnel following completion of the transaction, and Protonex's anticipated revenue contribution for the remainder of 2015 and in 2016. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events and results to differ materially from those described in such forwarding-looking statements include: risks related to the completion of the transaction, such as obtaining all required shareholder, regulatory and other approvals and the satisfaction of the conditions to completion of the transaction; and risks relating to Ballard's successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operation of Ballard and Protonex's respective businesses, the cost of integration exceeding that projected by Ballard and the integration failing to achieve the expected benefits of the transaction; and with respect to the anticipated revenue contribution by Protonex, risks include failure to secure customer orders and failure to execute expected product shipments during the applicable reporting periods.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:00e 01-OCT-15